UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number:  1-14445

Full Title of the plan and the address of the plan, if different from that of the issuer named below:

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

(Title of the Plan)

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Haverty Furniture Companies, Inc.

780 Johnson Ferry Road

Suite 800

Atlanta, Georgia 30342

(Name and address of the issuer of the securities held pursuant to the Plan)

Haverty Furniture Companies, Inc. Thrift Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes	9

Exhibit:

23.1 Consent of Windham Brannon, P.C.

Report of Independent Registered Public Accounting Firm

To the Executive Compensation and Employee Benefits Committee and Participants of

Haverty Furniture Companies, Inc. Thrift Plan

We audited the accompanying statements of net assets available for benefits of Haverty Furniture Companies, Inc. Thrift Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants

June 13, 2008

Haverty Furniture Companies, Inc. Thrift Plan Statements Of Net Assets Available For Benefits
	December 31,
	2007	2006
ASSETS
Investments at fair value:
Common collective trust funds	$47,895,714	$—
Equity mutual funds	11,645,466	55,510,553
Foreign mutual funds	3,309,202	3,539,550
Unitized stock fund	1,128,824	2,078,454
Participant loans	1,074,305	—
Bond mutual fund	937,658	2,711,252
Stable value fund	821,706	—
Money market mutual funds	—	3,615,269
Cash	862	—
Total investments	66,813,737	67,455,078
Receivables:
Employer Contributions	350,356	—
Dividends	4,549	—
Total receivables	354,905	—
Net assets available for benefits at fair value	67,168,642	67,455,078
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	2,225	—
Net assets available for benefits	$67,170,867	$67,455,078

The accompanying notes are an integral part of these financial statements.

Haverty Furniture Companies, Inc. Thrift Plan Statement Of Changes In Net Assets Available For Benefits
Year Ended December 31, 2007

Additions:
Investment income:
Net change in fair value of mutual funds	$3,637,166
Net change in fair value of stable value fund	22,747
Net change in fair value of common collective trusts	(1,494,239)
Net change in fair value of unitized stock fund	(696,025)
Interest on participant loans	14,714
Dividends on Company’s common stock	33,747
Total investment income	1,518,110

Contributions:
Employer	2,395,843
Participants	5,040,127
Rollovers	85,700
Total contributions	7,521,670
Total additions	9,039,780
Deductions:
Benefit payments	(9,296,061)
Participant transaction charges	(27,930)
Total deductions	(9,323,991)
Net decrease in net assets available for benefits	(284,211)
Net assets available for benefits, beginning of year	67,455,078
Net assets available for benefits, end of year	$67,170,867

The accompanying notes are an integral part of these financial statements.

Haverty Furniture Companies, Inc.

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 – Description of the Plan

The Haverty Furniture Companies, Inc. Thrift Plan (the “Plan”) is sponsored by Haverty Furniture Companies, Inc. and subsidiaries (the “Company”, “Plan Sponsor” or “Havertys”). The Plan is a “qualified cash or deferred arrangement” plan under Section 401(k) of the Internal Revenue Code (the “Code”). The following description of the Plan provides only general information. Further information about the Plan is contained in the Plan document, copies of which are available at the Company’s Human Resources office.

Eligibility

Company employees become eligible for participation in the Plan after they attain 21 years of age and complete 60 days of continuous, active employment. Plan entry dates are the first day of each month. An employee who is included in a unit of employees covered by a collective bargaining agreement is excluded from participating in the Plan unless otherwise provided in the written agreement.

Contributions

Eligible employees are automatically enrolled into the Plan, and pre-tax contributions are withheld at 2% of eligible compensation unless the employee elects differently. Eligible employees may elect to defer up to 80% of their compensation as defined by the Plan, generally not to exceed a maximum of $15,500 in 2007. Participants age 50 and older may make additional catch-up contributions of $5,000 in 2007 to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”). Effective January 1, 2008, the automatic enrollment percentage increased from 2% to 3%.

The Company makes matching contributions up to 100% of the first 1% of eligible pay and 50% of the next 5% contributed by participants. The Company also contributes an additional 2% of eligible pay for those individuals with at least 10 years of service and whose age plus years of service equals 65 on December 31, 2006 (“Rule of 65 contributions”). The Company’s contributions are allocated to the participants’ directed accounts.

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a stable value fund, eight mutual funds, the Company’s common stock via the Haverty Unitized Stock Fund, and six Schwab Managed Retirement Trust Funds (Schwab). Participants may change their investment options on a daily basis. Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution, and earnings on the investments in their account, and is charged with specific transaction charges for hardship withdrawals and loans. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 37% of participants are not current employees of the Company.

Haverty Furniture Companies, Inc.

Notes to Financial Statements (continued)

There are restrictions on purchases of Havertys common stock through the Plan via the Haverty Unitized Stock Fund (the “Fund”). The restrictions are as follows: 1) a maximum of one purchase transaction is allowed each thirty-day period; 2) sell transactions are allowed each day, but sales out of the Fund may not exceed $50,000 in a single day; 3) the Fund cannot exceed 30% of a participant’s total account balance, or a maximum of $50,000; and 4) reporting officers, as defined by Section 16(b) of the Securities Exchange Act of 1934, and regional managers are prohibited from investing in the Fund.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus actual earnings thereon is based on the number of years of service with the Company. The vesting schedule is as follows:

Years of Service	Percentage of Contributions Vested
Less than 2 years	0%
2	40%
3	60%
4	80%
5	100%

At December 31, 2007 and 2006, forfeited non-vested accounts totaled $4,263 and $9,253, respectively. Forfeitures of employer contributions are used to offset employer matching contributions for the same and/or future Plan years. Forfeited non-vested amounts of approximately $538,211 were used to reduce employer contributions during the year ended December 31, 2007.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested balance of their account. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest. During 2007, loans had fixed rates ranging from 8.25% to 9.25% for the term of the loan, not to exceed 5 years, or 15 years if used for the purchase of a residence. Principal and interest are paid ratably through payroll deductions. All loans must be repaid three months after termination.

Payment of Benefits

At the time of death, total disability, retirement, or termination of services, the participant or their beneficiary may receive payment of the vested balance in their account. The participant may elect to receive the portion of his/her account that is invested in the Havertys Unitized Stock Fund in cash, in whole shares of Havertys common stock, or a combination of the two. All other distributions are paid in a cash lump sum.

Participants are eligible to receive hardship withdrawals when certain conditions are met.

Haverty Furniture Companies, Inc.

Notes to Financial Statements (continued)

Participant Transaction Charges

A portion of the transaction fees for hardship withdrawals and new loans are charged directly to participants. The Plan Sponsor paid all other administrative expenses of the Plan during 2007.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Contributions

Employee contributions are considered payable to the Plan upon the withholding of employee contributions from the participant’s paycheck. The matching contributions are considered payable to the Plan when the related participant contributions are payable to the Plan. The Rule of 65 contributions are considered payable to the Plan when the participants earns their eligible pay.

Investment Valuation

The Plan’s investments in mutual funds are stated at fair value based on published market prices. Investments in common and collective trust funds are stated at fair value with unit fair value determined as of each valuation date by subtracting total liabilities from the fair value of the trust fund’s assets (determined by quoted market prices), including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The Haverty Unitized Stock Fund consists of a 95% Havertys common stock position (“HVT”) and a 5% money market position. Each day the value of the portfolio is determined by the sum of the closing price of HVT multiplied by the number of shares held plus the value of the money market position.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), stable value funds held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to stable value funds because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the stable value funds as well as the adjustment of the stable value

Haverty Furniture Companies, Inc.

Notes to Financial Statements (continued)

funds from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Income

Net change in fair value of investments includes realized and unrealized gains and losses on those investments and interest and dividends except dividends on the Company’s common stock. Dividend income on the Company’s common stock is recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Note 3 – Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2007	2006
Dodge & Cox Balanced Fund	$3,757,134	$26,179,278
Schwab Managed Retirement Trust Fund 2020	17,623,009	—
Schwab Managed Retirement Trust Fund 2010	12,375,328	—
Schwab Managed Retirement Trust Fund 2030	10,034,671	—
Schwab managed Retirement Trust Fund 2050	4,069,341	—
Federated Short-Term U.S. Government Trust	—	3,481,143
Lord Abbett Affiliated fund	—	6,755,075
T. Rowe Small Cap Stock Fund	—	4,195,278
Vanguard Institutional Index Fund	—	17,901,332
American Europacific Growth Fund	—	3,539,550

Note 4 – Income Tax Status

The Plan was restated effective January 1, 2005. The Internal Revenue Service has determined and informed the Company by letter dated September 4, 2001, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5 – Transactions with Parties-In-Interest

At December 31, 2007 and 2006, respectively, the Plan held 210,209 and 245,971 units of The Haverty Unitized Stock Fund, which invests in Havertys common stock, in addition to limited investments in short-term money market investments. The fair value of the Plan’s investment in the Fund at December 31, 2007 and 2006 was $1,128,824 and $2,078,454, respectively. During 2007, the Plan received $33,747, in dividends on Havertys common stock, which was used to purchase additional units of the Fund.

Haverty Furniture Companies, Inc.

Notes to Financial Statements (continued)

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Supplemental Schedule

Haverty Furniture Companies, Inc. Thrift Plan

EIN: 58-0281900 PN: 003
Schedule Of Assets Held For Investment Purposes
December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investments	(e) Current Value

*	Cash		$862
*	Schwab Managed Retirement Trust Fund 2010	Common Collective Trusts	12,375,328
*	Schwab Managed Retirement Trust Fund 2020	Common Collective Trusts	17,623,009
*	Schwab Managed Retirement Trust Fund 2030	Common Collective Trusts	10,034,671
*	Schwab Managed Retirement Trust Fund 2040	Common Collective Trusts	4,069,341
*	Schwab Managed Retirement Trust Fund 2050	Common Collective Trusts	833,659
*	Schwab Managed Retirement Income Fund	Common Collective Trusts	2,959,705
*	Schwab Stable Value Retirement Fund	Stable Value Fund	821,706
*	Schwab institutional Select S&P 500	Mutual Fund	1,185,984
	Western Asset Core Plus Bond Fund	Mutual Fund	937,658
	Dodge & Cox Balanced Fund	Mutual Fund	3,757,134
	SSgA International Stock Selection Fund	Mutual Fund	3,309,202
	T. Rowe Price Institutional Large Cap Growth Fund	Mutual Fund	1,161,328
	American Funds Fundamental INVS	Mutual Fund	3,003,019
	Vanguard Institutional Mid Capitalization Index Fund	Mutual Fund	1,546,830
	Oppenheimer Main ST Small Cap Fund	Mutual Fund	991,172
*	Participant Loan Fund	Loans to Participants	1,074,305
*	Haverty Furniture Companies, Inc.	Common Stock	1,128,824
			$66,813,737

*	Indicates a party-in-interest to the Plan. Note: Column (d) has not been presented as that information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

By:	HAVERTY FURNITURE COMPANIES, INC.

By:	/s/ Bonnie A. Webb
Bonnie A. Webb
Assistant Vice President, Human Resources

Date:	June 30, 2008